UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ended December 31, 2002

ENTERGY CORPORATION

(a Delaware corporation)

639 Loyola Avenue

New Orleans, Louisiana 70113

Telephone (504) 576-4000

__________________________________________________________________

(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

N/A for the fourth calendar quarter of the fiscal year.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
Entergy Nuclear Environmental Services LLC (ENES)	Member Interest	N/A	N/A	N/A	Entergy Nuclear, Inc. (ENI)	N/A	N/A

SOURCEONE, INC. (SOURCEONE)	184,332 Shares of Series A Preferred Stock	N/A	Issue	N/A	Entergy Ventures Holding Company, Inc. (EVHCI)	N/A	$2.17 per share ($400,000 in the aggregate)

SOURCEONE	Warrants (to receive 460,832 Shares of Series A Preferred Stock)	N/A	Issue	N/A	EVHCI	N/A	$0.10 per warrant ($46,083 in the aggregate)

Company contributing capital		Company receiving capital			Amount of capital contribution
Entergy Retail Holding Company		Entergy Solutions Ltd. (ESLTD)			$ 6,435,000

Entergy Retail Holding Company		Entergy Solutions Supply Ltd. (ESSLT)			$ 5,672,700

Entergy Retail Texas, Inc.		ESLTD			$ 65,000

Entergy Retail Texas, Inc.		ESSLT			$ 57,300

Entergy PTB Holding Company		Entergy Solutions Select Ltd. (ESOLS)			$ 3,168,000

Entergy Select LLC		ESOLS			$ 32,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

ESSLT	ESLTD	Energy supply acquisition services	$ 147,754	$ -0-	N/A	$ 147,754

ESSLT	ESOLS	Same as above	$ 320,672	$ -0-	N/A	$ 320,672

Entergy-Koch Trading, LP (EKTLP)	EMO Marketing, LP (EWOM)	Energy commodity marketing services	$ 843,591	$ -0-	N/A	$ 843,591

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Enterprises, Inc. (EEI)	Entergy Thermal-UNO, LLC (Entergy Thermal-UNO)	Professional services and back office support	$ 121	$ -0-	N/A	$ 121

EEI	Entergy Holdings, Inc. (EHI)	Same as above	$ 82,046	$ -0-	N/A	$ 82,046

EEI	Entergy Thermal, LLC (Entergy Thermal)	Same as above	$ 320,573	$ -0-	N/A	$ 320,573

EEI	Entergy Business Solutions, LLC (EBS)	Same as above	$ 356,314	$ -0-	N/A	$ 356,314

EEI	ESOLS	Same as above	$1,726,250	$ -0-	N/A	$ 1,726,250

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies - Continued
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

EEI	Entergy Solutions Essentials LTD. (ESELE)	Same as above	$ 4,828	$ -0-	N/A	$ 4,828

EEI	ESSLT	Same as above	$ 335	$ -0-	N/A	$ 335

EEI	ESLTD	Same as above	$ 741,394	$ -0-	N/A	$ 741,394

EEI	Entergy Power RS Corporation (EPRS)	Same as above	$ 193,957	$ -0-	N/A	$ 193,957

EEI	EWOM	Same as above	$ 96,580	$ -0-	N/A	$ 96,580

EEI	TLG Services, Inc. (TLG)	Same as above	$ 135,393	$ -0-	N/A	$ 135,393

Entergy Solutions Management Services LLC (ESLMS)	ESLTD	Same as above	$ 529,772	$ -0-	N/A	$ 529,772

ESLMS	ESOLS	Same as above	$1,859,714	$ -0-	N/A	$1,859,714

Entergy Retail Texas, Inc.	ESOLS	Same as above	$ (1,217)	$ -0-	N/A	$ (1,217)

Entergy-Koch LP	EKTLP	Same as above	$1,210,033	$ -0-	N/A	$1,210,033

ENI	TLG	Technical services relating to nuclear decommissioning	$ 184,601	$ -0-	N/A	$ 184,601

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies - Concluded
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Nuclear Operations, Inc.	TLG	Same as above	$ 274,320	$ -0-	N/A	$ 274,320

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2002	$17,000,336,000	Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	2,550,050,400	Line 2
Greater of $50 million or line 2	2,550,050,400	Line 3

Total current aggregate investment:
Energy marketing and brokering (ESLTD, EKTLP, EWO GP LLC, EWOM, ESOLS, ESELE, Tradespark, and ESSLT)	471,734,307
Energy related technical and similar services (EHI, Entergy Thermal, EBS, Entergy Thermal - UNO, TLG, and ENES)	58,729,942
Development and ownership of QFs (Entergy Power Holdings USA Corporation and EPRS)	234,362,500
Ownership, operation, and servicing of fuel procurement, transportation, handling, and storage facilities (Entergy Nuclear PFS, Inc. and Private Fuel Storage LLC)	750,000
Energy management services (SOURCEONE)	496,084
Total current aggregate investment	766,072,833	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$1,783,977,567	Line 5

ITEM 5 - OTHER INVESTMENTS

Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment
N/A	-0-	-0-	N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements

N/A for the fourth calendar quarter of the fiscal year.

B. Exhibits

    Certificate of filing of Form U-9C-3 for the 3rd Quarter of 2002 with interested state commissions and municipal regulator.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Entergy Corporation
By: /s/ Nathan E. Langston
Nathan E. Langston Senior Vice President and Chief Accounting Officer

Dated: March 31, 2003